CUSIP No. 705536100	13D	Page 1 of 51 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )1

Peerless Systems Corporation
(Name of Issuer)

Common Stock  $.01 Par Value
(Title of Class of Securities)

705536100
(CUSIP Number)

Timothy Brog
Pembridge Capital Management LLC
708 Third Avenue, 22nd Floor
New York, New York 10017
(212) 557-6150
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_____________________
1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705536100	13D	Page 2 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PEERLESS FULL VALUE COMMITEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,458,458
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,458,458
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 3 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PEMBRIDGE VALUE OPPORTUNITY FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 705536100	13D	Page 4 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PEMBRIDGE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 5 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PEMBRIDGE VALUE ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000
	8	SHARED VOTING POWER 701,000
	9	SOLE DISPOSITIVE POWER 24,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 6 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WHITEHALL CAPITAL INVESTORS IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 7 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) E2 INVESTMENT PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 681,497
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 681,497
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 681,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 8 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIMOTHY BROG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 731,658
	8	SHARED VOTING POWER 701,000
	9	SOLE DISPOSITIVE POWER 731,658
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.33%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 9 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERIC S. NEWMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 10 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RIMMY MALHOTRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 23,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 11 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHERWOOD ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 23,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 12 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MANAGED ACCOUNT I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 13 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MANAGED ACCOUNT II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 14 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT KORBELIK, TRUSTEE FOR ROBERT B. KORBELIK AND DEBRA A. KORBELIK TRUSTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 80,000-
	9	SOLE DISPOSITIVE POWER 80,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 15 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DEBRA KORBELIK, TRUSTEE FOR ROBERT B. KORBELIK AND DEBRA A. KORBELIK TRUSTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 80,000-
	9	SOLE DISPOSITIVE POWER 80,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 16 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DEBRA A. KORBELIK TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,000
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 17 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT B. KORBELIK TRUST, TRUSTEE FOR ROBERT B. KORBELIK AND DEBRA A. KORBELIK TRUSTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 60,000
	9	SOLE DISPOSITIVE POWER 60,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 18 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORRIS MCDONALD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 19 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARGARET BATHGATE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 491,000
	9	SOLE DISPOSITIVE POWER 491,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 491,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 20 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHARLES BATHGATE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,000
	9	SOLE DISPOSITIVE POWER 23,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 21 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARC BATHGATE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,000
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 22 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALLISON BATHGATE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,000
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 23 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JONATHAN BATHGATE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,000
	9	SOLE DISPOSITIVE POWER 23,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 24 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEVEN BATHGATE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 491,000
	9	SOLE DISPOSITIVE POWER 491,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 491,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 705536100	13D	Page 25 of 51 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BATHGATE FAMILY PARTNERSHIP II, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 705536100	13D	Page 26 of 51 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.  Security and Issuer.

This statement relates to shares of the Common Stock, par value $.001 (the “Shares”), of Peerless Systems Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2381 Rosecrans Ave, El Segundo, CA 90245.

Item 2.  Identity and Background.

(a)  This statement is filed by Pembridge Value Opportunity Fund LP, a Delaware limited partnership (“PVOF”), Pembridge Capital Management LLC, a Delaware limited liability company (“Pembridge Capital”), Pembridge Value Advisors LLC, a Delaware limited liability company (“PVA”), Sherwood Advisors LLC, a Delaware limited liability company (“Sherwood”), Margaret Bathgate, Steven Bathgate, Allison Bathgate, Jonathan Bathgate, Charles Bathgate, Marc Bathgate, Robert Korbelik, Robert B. Korbelik Trust, Debra Korbelik, Debra A. Korbelik Trust, Morris McDonald, Bathgate Family Partnership II, Ltd. (collectively, the “Peerless Holders”), Timothy E. Brog, Rimmy Malhotra, Eric S. Newman, Managed Account I, Managed Account II, Whitehall Capital Investors IV, LLC, a Delaware limited liability company (“Whitehall”), E2 Investment Partners LLC, a Delaware limited liability company (“E2”) and the Peerless Full Value Committee (the “Committee”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Pembridge Capital is the investment manager and PVA is the general partner of PVOF. The sole manager of Pembridge Capital is Mr. Brog. By virtue of his position with Pembridge Capital, Mr. Brog has the sole power to vote and dispose of the Issuer’s Shares owned by PVOF.

Robert Korbelik is the Trustee of both the Robert B. Korbelik Trust and Debra A. Korbelik Trust.

Mr. Brog is the Manager of E2 and has the sole power to vote and dispose of the Issuer’s Shares owned by E2.

The Committee is composed of Eric S. Newman, Timothy Brog, Rimmy Malhotra, PVOF, Pembridge Capital, PVA, E2, Sherwood, Whitehall, Managed Account I, Managed Account II and the Peerless Holders. The Committee is not a business entity and has no place of organization.

(b) The principal business address of Rimmy Malhotra, Sherwood, Managed Account I and Managed Account II is Gratio Capital, 1 Liberty Plaza, 27th Floor, New York, New York 10006.

CUSIP No. 705536100	13D	Page 27 of 51 Pages

The principal business address of PVOF, Pembridge Capital, E2, the Committee and Mr. Brog is 708 Third Avenue, 22nd Floor, New York, New York 10017.

The principal business address of PVA is 2 Coventry Lane, Riverside, CT 06878.

The principal business address of Mr. Newman is Hoopeston Foods, 101 Burnsville Parkway, Suite 107, Burnsville, MN 55337.

The principal address of Bathgate Family Partnership II, Ltd (“BFP”), Margaret, Jonathan, Marc, Charles, Allison and Steve Bathgate is Bathgate Capital Partners, LLC (“Bathgate Capital”), 5350 S. Roslyn Street, Suite 400, Greenwood Village, CO 80111-2125.

The principal address of Robert Korbelik, Robert B. Korbelik Trust and Debra A. Korbelik Trust is 450 Madison St., Denver, CO 80206.

The principal address of Morris McDonald is Proteus Capital Partners LLC (“Proteus”), 5350 S. Roslyn Street, Suite 400, Greenwood Village, CO 80111-2125.

The principal address of Whitehall is 551 Madison Avenue, 6th Floor, New York, New York 10022.

(c) The principal business of PVOF is acquiring, holding and disposing of investments in various companies. The principal business of Pembridge Capital is serving as the investment manager of PVOF. The principal occupation of Mr. Brog is serving as the sole manager of PVOF and the President of Pembridge Capital. The principal business of PVA is to be the general partner of PVOF.

The principal business of E2 is acquiring, holding and disposing of investments in various companies.

The principal business of Whitehall is acquiring, holding and disposing of investments in various companies.

The principal business of Sherwood is an Investment Advisor advising both privately managed accounts and open-ended investment companies. The principal occupation of Mr. Malhotra is serving as the managing member of Sherwood.

The principal occupation of Mr. Newman is President of Hoopeston Foods, Inc.

The principal occupation of Steven Bathgate and Marc Bathgate is Investment Banker at Bathgate Capital.

The principal occupation of Morris McDonald is Investment Banker at Proteus.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 705536100	13D	Page 28 of 51 Pages

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Malhotra, Newman, Brog, Steven Bathgate, Jonathan Bathgate, Charles Bathgate, Marc Bathgate, Korbelik and McDonald, and Ms. Margaret Bathgate and Ms. Allison Bathgate are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 24,000 Shares owned by PVOF is $66,892.80, including brokerage commissions. The Shares owned by Pembridge Value were acquired with partnership funds.

The aggregate purchase price of the 26,061 Shares owned by Mr. Brog is $56,710.91, including brokerage commissions. The Shares owned by Mr. Brog were acquired with personal funds.

The aggregate purchase price of the 681,497 Shares owned by E2 is $1,986,671.35, including brokerage commissions. The Shares owned by E2 were acquired with its funds.

The aggregate purchase price of the 100 Shares owned by Whitehall is $291.52, including brokerage commissions. The Shares owned by Whitehall were acquired with its funds.

The aggregate purchase price of the 23,000 Shares owned by Charles Bathgate is $68,309, including brokerage commissions. The aggregate purchase price of the 30,000 Shares owned by Marc Bathgate is $86,851.20, including brokerage commissions. The aggregate purchase price of the 23,000 Shares owned by Jonathan Bathgate is $68,945, including brokerage commissions. The aggregate purchase price of the 20,000 Shares owned by Allison Bathgate is $48,174, including brokerage commissions. The aggregate purchase price of the 365,000 Shares owned by Margaret Bathgate is $1,117,551, including brokerage commissions. The aggregate purchase price of the 20,000 Shares owned by Steven Bathgate is $85,272, including brokerage commissions. The Shares owned by the individuals set forth in this paragraph were acquired with personal funds.

The aggregate purchase price of the 40,000 Shares owned by BFP is $109,558, including brokerage commissions. The Shares owned by BFP were acquired with partnership funds.

CUSIP No. 705536100	13D	Page 29 of 51 Pages

The aggregate purchase price of the 20,000 Shares owned by Sherwood is $53,703.06, including brokerage commissions. The Shares owned by Sherwood were acquired with partnership funds.

The aggregate purchase price of the 3,100 Shares owned by Managed Account I is $7,824.18, including brokerage commissions. The Shares owned by Managed Account I were acquired with personal funds.

The aggregate purchase price of the 700 Shares owned by Managed Account II is $1,807.81, including brokerage commissions. The Shares owned by Managed Account II were acquired with personal funds.

The aggregate purchase price of the 100,000 Shares owned by Morris McDonald is $217,900, excluding brokerage commissions. The Shares owned by Morris McDonald were acquired with personal funds.

The aggregate purchase price of the 60,000 Shares owned by Robert B. Korbelik Trust is $388,377.81, including brokerage commissions. The Shares owned by Robert B. Korbelik Trust were acquired with trust funds. The aggregate purchase price of the 20,000 Shares owned by Debra A. Korbelik Trust is $69,622, including brokerage commissions. The Shares owned by Debra A. Korbelik Trust were acquired with trust funds.

The aggregate purchase price of the 2,000 Shares owned by Eric S. Newman is $5,840, excluding brokerage commissions. The Shares owned by Eric S. Newman were acquired with personal funds.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 26, 2007, the Committee delivered notice to the Issuer of their intent to nominate a slate of directors to stand for election at the Issuer’s 2007 Annual Meeting, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”) soliciting proxies from the Issuer’s stockholders for the following:

1.
To elect the Committee’s slate of director nominees, Timothy E. Brog, Rimmy Malhotra and Eric S. Newman (the “Nominees”), to serve as directors of the Issuer for a term that expires at the annual meeting of stockholders to be held in the year 2008.

Upon finalization of its proxy materials, the Committee intends to solicit proxies from the stockholders of the Issuer in order to elect the Nominees.

CUSIP No. 705536100	13D	Page 30 of 51 Pages

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review his/its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his/its investment in the Issuer as he/it deems appropriate including, without limitation, making other proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of his/its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing his/its intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 17,202,937 Shares outstanding, which is the total number of Shares reported to be outstanding in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 13, 2007.

(b) As of the close of business on May 7, 2007, the Reporting Persons own an aggregate of 1,458,458 Shares, representing approximately 8.5% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, Shares deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

As of the close of business on May 7, 2007, PVOF beneficially owned 24,000 Shares, constituting less than 1% of the Shares outstanding. As the investment manager and general partner of PVOF, Pembridge Capital and PVA, respectively, may be deemed to beneficially own the 24,000 Shares owned by PVOF, constituting less than 1% of the Shares outstanding. As of the close of business on May 7, 2007, E2 beneficially owned 681,497 Shares, constituting 4.0% of the Shares outstanding. As the investment manager of E2, Mr. Brog may be deemed to beneficially own the 681,497 Shares owned by E2, constituting 4.0% of the Shares outstanding. As the sole manager of Pembridge Capital, Mr. Brog may be deemed to beneficially own the 24,000 Shares owned by PVOF and the 26,061 Shares held directly by Mr. Brog, constituting less than 1% of the Shares outstanding. Mr. Brog has sole voting and dispositive power with respect to the 24,000 Shares owned by PVOF, the 26,061 owned by Mr. Brog and the 681,497 Shares owned by E2. Pembridge Capital, PVA and Mr. Brog disclaim beneficial ownership of the Shares held by PVOF, except to the extent of their pecuniary interest therein. Mr. Brog disclaims beneficial ownership of the Shares held by E2, except to the extent of his pecuniary interest therein.

CUSIP No. 705536100	13D	Page 31of 51 Pages

Pursuant to a letter agreement dated May 7, 2007 (“Peerless Holders Agreement”), the Peerless Holders and PVA agreed to share certain expenses relating to the proxy contest at the Annual Meeting. In addition each Peerless Holder has granted PVA an irrevocable proxy (the “Proxy”) to vote their Shares at the Annual Meeting. The Peerless Holders have further agreed to allocate to PVA a percentage of the increase in value of their holdings. The parties agreed to form the Committee for the purpose of soliciting proxies or written consents for the election of their slate of directors at the Annual Meeting.

As of the close of business on May 7, 2007, the Peerless Holders owned an aggregate of 701,000 Shares, constituting 4.1% of the Shares outstanding. Pursuant to the Peerless Holders Agreement, the Peerless Holders have granted PVA the Proxy to vote its Shares at the Annual Meeting. Therefore, all Shares held by Peerless Holders have shared voting. Mr. Brog and PVA disclaim beneficial ownership of the Shares held by the Peerless Holders, except to the extent of PVA’s pecuniary interest therein.

As of the close of business on May 7, 2007, Sherwood owned an aggregate of 20,000 Shares, constituting less than 1% of the Shares outstanding. As of the close of business on May 7, 2007, Managed Account I and Managed Account II owned an aggregate of 3,100 and 700 Shares, respectively, each constituting less than 1% of the Shares outstanding. By virtue of his position with Sherwood, Mr. Malhotra has the sole power to vote and dispose of the Shares beneficially owned by Sherwood, Managed Account I and Managed Account II. Mr. Malhotra disclaims beneficial ownership of the Shares held by Sherwood, Managed Account I and Managed Account II, except to the extent of Mr. Malhotra’s pecuniary interest therein.

As of the close of business on May 7, 2007, Mr. Newman owned an aggregate of 2,000 Shares, constituting less than 1% of the Shares outstanding. He has the sole power to vote and the sole power to dispose of his Shares.

As of the close of business on May 7, 2007, Whitehall owned an aggregate of 100 Shares, constituting less than 1% of the Shares outstanding. Whitehall has the sole power to vote and the sole power to dispose of its Shares.

As of the close of business on May 7, 2007, Steven Bathgate owned an aggregate of 20,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of his position as general partner of BFP, Steven Bathgate may be deemed to beneficially own the 40,000 Shares owned by BFP, constituting less than 1% of the outstanding Shares. By virtue of living with his wife, Margaret Bathgate, sons Charles Bathgate and Jonathan Bathgate, and minor daughter Allison Bathgate, Steven Bathgate may be deemed to beneficially own the 365,000 shares owned by Margaret Bathgate, the 23,000 shares owned by Jonathan Bathgate, the 23,000 shares owned by Charles Bathgate, and the 20,000 shares owned by Allison Bathgate. Steven Bathgate disclaims beneficial ownership of the Shares held by BFP, Margaret Bathgate, Jonathan Bathgate, Charles Bathgate, and Allison Bathgate. By virtue of his position as the General Partner of BFP, Steven Bathgate has, other than the Proxy given to PVA, sole power to vote and dispose of shares owned by this entity. Steven Bathgate has, other than the Proxy given to PVA, sole power to vote and dispose of shares owned by him.

CUSIP No. 705536100	13D	Page 32 of 51 Pages

As of the close of business on May 7, 2007, Margaret Bathgate owned an aggregate of 365,000 Shares, constituting 2.1% of the Shares outstanding. By virtue of living with her husband, Steven Bathgate and minor daughter Allison Bathgate, Margaret Bathgate may be deemed to beneficially own the 20,000 Shares owned each by Steven Bathgate and Allison Bathgate as well as the 23,000 Shares owned each by Jonathan Bathgate and Charles Bathgate. Margaret Bathgate holds a 3% interest in BFP and disclaims beneficial ownership of the Shares held by BFP, except to the extent of her pecuniary interest therein. Margaret Bathgate disclaims beneficial ownership of the Shares held by Steven Bathgate, Jonathan Bathgate, Charles Bathgate, and Allison Bathgate. Margaret Bathgate has, other than the Proxy given to PVA, sole power to vote and dispose of shares owned by her.

Margaret Bathgate and Steven Bathgate are the parents of Allison Bathgate, Marc Bathgate, Charles Bathgate and Jonathan Bathgate, but only Marc Bathgate does not share a residence with his parents.

As of the close of business on May 7, 2007, Allison Bathgate owned an aggregate of 20,000 Shares, constituting less than 1% of the Shares outstanding. Allison Bathgate holds a 24% interest in BFP and disclaims beneficial ownership of the Shares held by BFP, except to the extent of her pecuniary interest therein. Margaret Bathgate and Steven Bathgate each have, other than the Proxy given to PVA, the shared power to vote and dispose of Allison Bathgate’s Shares.

As of the close of business on May 7, 2007, Marc Bathgate owned an aggregate of 30,000 Shares, constituting less than 1% of the Shares outstanding. Marc Bathgate holds a 24% interest in BFP and disclaims beneficial ownership of the Shares held by BFP, except to the extent of his pecuniary interest therein. Marc Bathgate has, other than the Proxy given to PVA, the sole power to vote and dispose of shares owned by him.

As of the close of business on May 7, 2007, Charles Bathgate owned an aggregate of 23,000 Shares, constituting less than 1% of the Shares outstanding. Charles Bathgate holds a 24% interest in BFP and disclaims beneficial ownership of the Shares held by BFP, except to the extent of his pecuniary interest therein. Charles Bathgate has, other than the Proxy given to PVA, the sole power to vote and dispose of shares owned by him.

As of the close of business on May 7, 2007, Jonathan Bathgate owned an aggregate of 23,000 Shares, constituting less than 1% of the Shares outstanding. Jonathan Bathgate holds a 24% interest in BFP and disclaims beneficial ownership of the Shares held by BFP, except to the extent of his pecuniary interest therein. Jonathan Bathgate has, other than the Proxy given to PVA, the sole power to vote and dispose of shares owned by him.

As of the close of business on May 7, 2007, Robert B. Korbelik Trust owned an aggregate of 60,000 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on May 7, 2007, Debra A. Korbelik Trust owned an aggregate of 20,000 Shares, constituting less than 1% of the Shares outstanding.

By virtue of their positions as the Trustee of Robert Korbelik B. Trust and Debra A. Korbelik Trust, Robert Korbelik and Debra Korbelik have, other than the Proxy given to PVA, sole power to vote and dispose of shares owned by these entities. Robert Korbelik and Debra Korbelik disclaim beneficial ownership of the Shares held by the Robert B. Korbelik Trust and Debra A. Korbelik Trust.

CUSIP No. 705536100	13D	Page 33 of 51 Pages

As of the close of business on May 7, 2007, Mr. McDonald owned an aggregate of 100,000 Shares, constituting less than 1% of the Shares outstanding. Mr. McDonald has, other than the Proxy given to PVA, the sole power to vote and dispose of shares owned by him.

(c) Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions, other than the sale by Whitehall to E2, were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 9, 2007, Timothy Brog, Pembridge Capital, PVOF, PVA, Sherwood, Rimmy Malhotra, Managed Account I and Managed Account II, Marc Bathgate, Margaret Bathgate, Allison Bathgate, Jonathan Bathgate, Charles Bathgate, Steve Bathgate, Morris McDonald, Eric Newman, Robert Korbelik, Robert B. Korbelik Trust, Debra A. Korbelik Trust, BFP, Debra Korbelik, Whitehall and E2 entered into a Joint Filing and Solicitation Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Pursuant to the Peerless Holders Agreement, the Peerlerss Holders and PVA agreed to share certain expenses relating to the proxy contest at the Issuer’s 2007 Annual Meeting. In addition the Peerless Holders granted PVA an irrevocable proxy to vote its Shares at the Annual Meeting. The Peerless Holders have further agreed to allocate to PVA 20% of the increase in value of their holdings. The parties agreed to form the Committee for the purpose of soliciting proxies or written consents for the election of their slate of directors at the Annual Meeting.

The Edward Andrews Group Inc., an affiliate of PVOF, expects to pay Mr. Malhotra or an affiliated entity, from time to time regarding the introduction of investment ideas. An agreement between the parties with respect to the foregoing has not yet been formalized.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.Material to be Filed as Exhibits.

1.
Joint Filing Agreement by and among Timothy Brog, Pembridge Capital, PVOF, PVA, Sherwood, Rimmy Malhotra, Managed Account I and Managed Account II, Marc Bathgate, Margaret Bathgate, Allison Bathgate, Jonathan Bathgate, Charles Bathgate, Steve Bathgate, Morris McDonald, Eric Newman, Robert Korbelik, Robert B. Korbelik Trust, Debra Korbelik, Debra A. Korbelik Trust, Whitehall, BFP and E2, dated May 9, 2007.

CUSIP No. 705536100	13D	Page 34 of 51 Pages

2.
Letter Agreement by and among PVA, Steven M. Bathgate, Margaret M. Bathgate, Marc S. Bathgate, Jonathan W. Bathgate, Charles V. Bathgate, Allison M. Bathgate, Bathgate Family Partnership II, Ltd., Morris I. McDonald, Robert B. Korbelik Trust, and Debra A. Korbelik Trust, dated May 7, 2007.

CUSIP No. 705536100	13D	Page 35 of 51 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2007

PEMBRIDGE VALUE OPPORTUNITY FUND LP

By:  /s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Portfolio Manager

PEMBRIDGE CAPITAL MANAGEMENT LLC

By:  /s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Manager

PEMBRIDGE VALUE ADVISORS LLC

By:  /s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Manager

E2 INVESTMENT PARTNERS LLC

By:  /s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Manager

/s/ Timothy E. Brog
TIMOTHY E. BROG

WHITEHALL CAPITAL INVESTORS IV, LLC

By:  /s/ Lawrence E. Golub
Name: Lawrence E. Golub
Title: Manager

CUSIP No. 705536100	13D	Page 36 of 51 Pages

/s/ Rahul Rimmy Malhotra
RIMMY MALHOTRA

SHERWOOD ADVISORS LLC

/s/ Rahul Rimmy Malhotra
RIMMY MALHOTRA, Managing Member

MANAGED ACCOUNT I

/s/ Rahul Rimmy Malhotra
RIMMY MALHOTRA

MANAGED ACCOUNT II

/s/ Rahul Rimmy Malhotra
RIMMY MALHOTRA

/s/ Eric Newman
ERIC NEWMAN

/s/ Marc Bathgate
Name: Marc Bathgate
Title: Individually and as attorney-in-fact for each of
          Margaret Bathgate, Allison Bathgate, Jonathan
          Bathgate, Charles Bathgate, Steven Bathgate,
          Morris McDonald, Robert Korbelik, Robert B.
          Korbelik Trust, Debra A. Korbelik Trust, Debra
          Korbelik, Bathgate Family Partnership II, Ltd.

CUSIP No. 705536100	13D	Page 37 of 51 Pages

 SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale

PEMBRIDGE VALUE OPPORTUNITY FUND LP

24,000	$2.79	4/16/07

WHITEHALL CAPITAL INVESTORS IV, LLC

25,578	$2.24	4/3/2007

1,150	$2.24	4/4/2007

2,809	$2.26	4/5/2007

1,200	$2.30	4/10/2007

4,621	$2.36	4/11/2007

45,576	$2.95	4/17/2007

72,747	$3.01	4/18/2007

37,610	$2.94	4/19/2007

99,511	$2.89	4/20/2007

60,200	$2.85	4/23/2007

10,710	$2.86	4/24/2007

(200)	$2.87	4/24/2007

232,967	$2.99	4/25/2007

(300)	$2.85	4/25/2007

8,149	$2.92	4/26/2007

82,469	$2.95	4/27/2007

(3,200)	$2.93	4/27/2007

(681,497)	$2.92	5/7/2007

CUSIP No. 705536100	13D	Page 38 of 51 Pages

TIMOTHY E. BROG

2,000	$2.21	3/27/07

5,200	$2.17	3/29/07

13,861	$2.18	3/30/07

5,000	$2.16	4/2/07

E2 INVESTMENT PARTNERS LLC

681,497	$2.92	5/7/07

ERIC NEWMAN

2,000	$2.92	4/26/07

SHERWOOD ADVISORS LLC

40,000	$2.66	4/16/2007

(20,000)	$2.88	4/20/2007

MANAGED ACCOUNT I

3,100	$2.21	4/3/2007

2,000	2.69	4/16/2007

(2,000)	2.90	4/20/2007

MANAGED ACCOUNT II

690	$2.36	4/11/07

630	$2.58	4/16/07

(620)	$2.90	4/20/07

CUSIP No. 705536100	13D	Page 39 of 51 Pages

EXHIBIT INDEX

Exhibit	Page
1. 1.           Joint Filing Agreement by and among Timothy Brog, Pembridge Capital, PVOF, PVA, Sherwood, Rimmy Malhotra, Managed Account I and Managed Account II, Marc Bathgate, Margaret Bathgate, Allison Bathgate, Jonathan Bathgate, Charles Bathgate, Steve Bathgate, Morris McDonald, Eric Newman, Robert Korbelik, Robert B. Korbelik Trust, Debra A. Korbelik Trust, Whitehall and E2, dated May 9, 2007.

40 to 43
2.            PRLS Holders Letter of Agreement by and among PVA, Steven M. Bathgate, Margaret M. Bathgate, Marc S. Bathgate, Jonathan W. Bathgate, Charles V. Bathgate, Allison M. Bathgate, Bathgate Family Partnership II, Ltd., Morris I. McDonald, Robert B. Korbelik Trust, and Debra A. Korbelik Trust, dated May 7, 2007.
44 to 51

CUSIP No. 705536100	13D	Page 40 of 51 Pages

Exhibit 1

JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Peerless Systems Corporation, a Delaware corporation (the “Company”);

WHEREAS, Pembridge Value Opportunity Fund LP, a Delaware limited partnership (“PVOF”), Pembridge Capital Management LLC, a Delaware limited liability company (“Pembridge Capital”), Pembridge Value Advisors LLV, a Delaware limited liability company (“PVA”), Timothy Brog, Sherwood Advisors LLC, a Delaware limited liability company, Rimmy Malhotra, Managed Account I, Managed Account II, Marc Bathgate, Margaret Bathgate, Allison Bathgate, Jon Bathgate, Charles Bathgate, Steven Bathgate, Morris McDonald, Eric Newman, Robert Korbelik, Robert B. Korbelik Trust, Debra A. Korbelik Trust, Whitehall Capital Investors IV, LLC, a Delaware limited liability company, E2 Investment Partners LLC, a Delaware limited liability company, wish to form a group for the purpose of (a) soliciting proxies at the Company’s 2007 annual meeting of stockholders (the “Annual Meeting”) to elect the Committee’s slate of director nominees.

NOW, IT IS AGREED, this 9th day of May 2007 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned (collectively, the “Group”) agrees to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required under applicable securities laws. Each of the undersigned agrees to the joint filing of any necessary amendments to the Schedule 13D. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2. So long as this Agreement is in effect, each of the undersigned shall provide written notice to Pembridge Capital and to the other parties of (a) any of their purchases or sales of securities of the Company or (b) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party’s right to purchase securities of the Company, as he/it deems appropriate, in his/its sole discretion.

4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

CUSIP No. 705536100	13D	Page 41 of 51 Pages

5. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

6. Any party hereto may terminate his/its obligations under this Agreement only after the first business day following the conclusion of the 2007 Annual Meeting.

7. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[REST OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 705536100	13D	Page 42 of 51 Pages

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

PEMBRIDGE VALUE OPPORTUNITY FUND LP

By:  /s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Portfolio Manager

PEMBRIDGE CAPITAL MANAGEMENT LLC

By:  /s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Manager

PEMBRIDGE VALUE ADVISORS LLC

By:  /s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Manager

E2 INVESTMENT PARTNERS LLC

By:  /s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Manager

/s/ Timothy E. Brog
TIMOTHY E. BROG

WHITEHALL CAPITAL INVESTORS IV, LLC

By:  /s/ Lawrence E. Golub
Name: Lawrence E. Golub
Title: Manager

CUSIP No. 705536100	13D	Page 43 of 51 Pages

/s/ Rahul Rimmy Malhotra
RIMMY MALHOTRA

SHERWOOD ADVISORS LLC

/s/ Rahul Rimmy Malhotra
RIMMY MALHOTRA, Managing Member

MANAGED ACCOUNT I

/s/ Rahul Rimmy Malhotra
RIMMY MALHOTRA

MANAGED ACCOUNT II

/s/ Rahul Rimmy Malhotra
RIMMY MALHOTRA

/s/ Eric Newman
ERIC NEWMAN

/s/ Marc Bathgate
Name: Marc Bathgate
Title: Individually and as attorney-in-fact for each of
          Margaret Bathgate, Allison Bathgate, Jonathan
          Bathgate, Charles Bathgate, Steven Bathgate,
          Morris McDonald, Robert Korbelik, Robert B.
          Korbelik Trust, Debra A. Korbelik Trust, Debra
         Korbelik, Bathgate Family Partnership II, Ltd.

CUSIP No. 705536100	13D	Page 44 of 51 Pages

Exhibit 2

Timothy Brog
Pembridge Value Advisors LLC
2 Coventry Lane
Riverside, CT 06878

May 7, 2007

Dear Timothy:

This letter agreement (the “Agreement”) is entered into this 7th day of May, 2007, by and among the individuals and entities set forth on Annex A (“PRLS Holders”) in connection with their investment in Peerless Systems Corporation, a Delaware corporation (the “Company” or “Peerless”).

1. Compensation. In consideration for the efforts to be undertaken by Pembridge Value Advisors LLC (“PVA”), as described below, and the PRLS Holders’ agreement, as set forth below, to lock-up their holdings of the Company’s common stock (the “Common Stock”), PRLS Holders hereby agrees that, regardless in the future when such event shall take place, upon the sale of its PRLS Holders’ Common Stock (which for purposes of this Agreement shall include, but not be limited to, a distribution of securities or other consideration in exchange for PRLS Holders’ Common Stock), PVA will receive an allocation of its profits as follows:

PRLS Holders shall pay and PVA shall receive 20% of the difference between $2.95 per share of Common Stock (“Starting Stock Price”) and the Total Amount Received per share of Common Stock (“Allocation”). “Total Amount Received” shall mean the sum of all cash and other consideration received (i) when the common stock is sold, redeemed, exchanged or disposed of for cash or any other consideration and (ii) payments made upon dissolution or liquidation of the Company, and each shall not be reduced by brokerage commissions or other costs. The Starting Stock Price shall receive anti-dilution protection in the event the Company takes a dilutive action that includes, but not limited to, a stock split, dividend or distribution.

PRLS Holders shall deliver to PVA the Allocation within five business days following the disposition of PRLS Holders shares of Common Stock.

2. Efforts to be Undertaken by PVA or its Affiliates. On April 27, 2007, an affiliate of PVA delivered notice to the Company of its intent to nominate three directors (the “Nominees”) to its Board of Directors. PVA presently intends to solicit proxies from the Company’s stockholders in support of the Nominees to be voted upon at Peerless’ 2007 Annual Meeting of Stockholders. PVA, in its sole discretion, shall determine how to solicit proxies and whether to terminate such efforts. PVA makes no assurances on its ability to be successful in electing the Nominees. PVA shall be responsible to make all necessary filings, if any, on behalf of itself and the PRLS Holders with the Securities and Exchange Commission in connection with its efforts described above and each party hereto shall cooperate with PVA by providing information and assistance for such filings, if any.

CUSIP No. 705536100	13D	Page 45 of 51 Pages

3. Sales of Common Stock. PRLS Holders shall give written notice to PVA at least three business days prior to any disposition of their Common Stock and immediately after the consummation of any such disposition in order to provide the necessary time required to file all regulatory filings, if any.

4. Lock-up Agreement. PRLS Holders agree that it, collectively and individually, shall not sell, dispose of or transfer its Common Stock (i) until either (A) 15 months from the date hereof if two or more of the Nominees join the Company’s Board of Directors prior to October 31, 2007 or (B) October 31, 2007 if two or more Nominees fail to join the Company’s Board of Directors by such date, or (ii) unless they receive a minimum price of $4.25 per share of Common Stock.

5. Proxy. Simultaneously with the execution of this Agreement, each PRLS Holder shall execute the proxy attached hereto as Annex B for the number of their respective shares set forth on Annex A. The proxy executed by each PRLS Holder shall be used only in conjunction with the Company’s 2007 Annual Meeting of Stockholders, including all postponements and adjournments thereof.

6. Reimbursement for Expenses. In the event that Mr. Brog or any entity affiliated with him initiates, conducts or threatens a proxy contest relating to membership on the Company’s Board of Directors in connection with the Company’s 2007 Annual Meeting, the PRLS Holders agree to reimburse Mr. Brog for 50% of any expenses incurred related to the Proxy contest up to a maximum of $12,500.

7. Notices. All notices regarding the sale of Common Stock may be sent via e-mail, and all other requests and other communications to any Party hereunder shall be in writing and shall be given by registered or certified mail (postage prepaid, return receipt requested), or by nationally recognized overnight delivery service, or personally delivered to the address provided below:

If to Pembridge Value Advisors LLC:
Timothy Brog
Pembridge Value Advisors LLC
2 Coventry Lane
Riverside, CT 06878
Telephone: (212) 557-6150 Facsimile: (212) 557-6140 Brog@pembridgecap.com

CUSIP No. 705536100	13D	Page 46 of 51 Pages

If to PRLS Holders:	Steven M. Bathgate and
Marc S. Bathgate
Bathgate Capital Partners, LLC
5350 S. Roslyn Street, Suite 400
Greenwood Village, CO 80111-2125
Telephone: (303) 694-0862
Facsimile: (720) 488-4757
sbathgate@bathgatepartners.com
mbathgate@bathgatepartners.com

Morris McDonald
Proteus Capital Partners
5350 S. Roslyn Street, Suite 400
Greenwood Village, CO 80111-2125
Telephone: (303) 222-1242
Facsimile: (303) 222-1249
mcdonald@proteuscappartners.com

Robert Korbelik
450 Madison St.
Denver, CO 80206
Telephone: (970) 376-6016
Facsimile:
bob@korbelik.com

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally, (b) one (1) Business Day after being sent by Federal Express or other overnight courier of national reputation for next day delivery, and (c) five (5) Business Days after being sent, if sent by registered or certified mail. Any of the Parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other Parties hereto.

8. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and to their respective heirs, successor and assigns. This Agreement may not be assigned. However, at its sole discretion, PVA may direct PRLS Holders to make payment to another entity or individual.

9. Amendment. No amendments, modifications or additions to this Agreement shall be binding unless in writing and executed by the parties hereto. This Agreement shall be deemed to express and embody and supersede all other previous understandings, agreements, commitments, either written or oral, between the parties hereto and to fully and finally set forth the entire agreement between the parties.

10. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

CUSIP No. 705536100	13D	Page 47 of 51 Pages

11. Governing Law. This Agreement and the legal relations among the parties hereto shall be gov-erned by and con-strued in accor-dance with the laws of the State of Delaware, with-out regard to its con-flicts of law doctrine.

12. Disputes. If any litigation is commenced as a result of this Agreement, the party most prevailing shall be entitled to, in addition to any and all other remedies at law, an award of its attorney's fees and expenses incurred in connection with such litigation.

13. Confidentiality. The parties hereto agree that they shall keep confidential and not disclose to other persons the terms of this Agreement, except that they may make such disclosures of this Agreement and the terms hereof (i) as shall be required by applicable law or (ii) to their officers, directors, agents and employees and their professional advisors.

14. Counterparts. The Agreement may be signed in counterparts, but all such counterparts shall be considered as a single document.

CUSIP No. 705536100	13D	Page 48 of 51 Pages

If the foregoing accurately reflects our mutual understanding regarding PRLS Holders investment in the Company, please execute a copy of this letter in the space provided below and return the same to the undersigned.

Very Truly Yours,

___________________ Steven M. Bathgate	___________________ Margaret M. Bathgate
___________________ Marc S. Bathgate	___________________ Jonathan W. Bathgate
___________________ Charles V. Bathgate	___________________ Allison M. Bathgate
___________________ Bathgate Family Partnership II, Ltd. By: Steven M. Bathgate Title: General Partner	___________________ Morris I. McDonald
___________________ Robert B. Korbelik Trust By: _________________ Title: ________________	___________________ Debbie A. Korbelik Trust By: _________________ Title: ________________

Accepted and agreed as of the date first written above:

Pembridge Value Advisors LLC

By:___________________
Name: Timothy Brog
Title: Manager

CUSIP No. 705536100	13D	Page 49 of 51 Pages

Annex A

Name of Shareholder	Number of Shares

Steven M. Bathgate	20,000
Margaret M. Bathgate	365,000
Allison Bathgate	20,000
Charles Bathgate	23,000
Jon Bathgate	23,000
Marc Bathgate	30,000
Bathgate Family Partnership II, Ltd.	40,000

Morris McDonald	100,000

Robert B. Korbelik Trust	60,000
Debbie A. Korbelik Trust	20,000

CUSIP No. 705536100	13D	Page 50 of 51 Pages

Annex B

IRREVOCABLE PROXY

From and after the date hereof and up until and including the 2007 Annual Meeting of Stockholders, including all postponements and adjournments thereof, the undersigned stockholder ("STOCKHOLDER") of Peerless Systems Corporation, a Delaware corporation (the "COMPANY"), hereby irrevocably (to the full extent permitted by Section 212 of the Delaware General Corporation Law) appoints Pembridge Value Advisors LLC, a Delaware limited liability company ("PVA"), as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights expressly provided herein with respect to (i) the outstanding shares of common stock of the Company owned of record or beneficially by Stockholder as of the date of this Proxy, which shares are specified on the final page of this Proxy, and (ii) any and all other shares of common stock of the Company which Stockholder may own of record after the date hereof. (The shares of the common stock of the Company referred to in clauses "(i)" and "(ii)" of the immediately preceding sentence are collectively referred to as the "Shares".) Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares relating to the voting rights expressly provided herein are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares relating to such voting rights at any time prior to the Expiration Date.

This Proxy is irrevocable (to the extent permitted by Section 212 of the Delaware General Corporation Law), is coupled with an interest and is granted pursuant to the terms and limitations set forth in that certain Agreement (as amended from time to time, the "AGREEMENT") dated May 7, 2007, by and among PVA and Stockholder, and is granted in consideration of PVA’s investment in the Company. As used herein, the term "EXPIRATION DATE" shall mean one week following the 2007 Annual Meeting of Stockholders, including all postponements and adjournments thereof..

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

This Proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of Stockholder.

CUSIP No. 705536100	13D	Page 51 of 51 Pages

If any provision of this Proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this Proxy is separable from every other provision of this Proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

Dated: May 7, 2007

_______________________________________
(Signature of Stockholder)

_______________________________________
(Print Name of Stockholder)

Number of Shares owned as of the date of this Proxy:

_______________________________________